December 31, 2019

Jose Montero
Chief Financial Officer
Copa Holdings, S.A.
Avenida Principal y Avenida de la Rotonda, Costa del Este
Complejo Business Park, Torre Norte
Panama City, Panama

       Re: Copa Holdings, S.A.
           Form 20-F for the Fiscal Year ended December 31, 2018
           Filed April 24, 2019
           File No. 001-32696

Dear Mr. Montero:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation